Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio data)

	Year Ended December 31,
	2015		2014		2013		2012		2011
EARNINGS (1)
Pre-tax income from continuing operations before noncontrolling interests and income from equity investees	$823		$1,449		$1,426		$1,143		$1,026
add: Fixed charges	548		457		424		380		328
add: Distributed income of equity investees	214		105		55		40		23
add: Amortization of capitalized interest	6		4		3		2		2
less: Capitalized interest	(57)		(48)		(38)		(36)		(25)
Total Earnings	$1,534		$1,967		$1,870		$1,529		$1,354

FIXED CHARGES (1)
Interest expensed and capitalized (2)	$495		$410		$381		$346		$308
Portion of rent expense related to interest (33.33%)	53		47		43		34		20
Total Fixed Charges	$548		$457		$424		$380		$328

RATIO OF EARNINGS TO FIXED CHARGES (3)	2.80	x	4.30	x	4.41	x	4.03	x	4.13	x

(1)                                     For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense (including discounts and premiums relating to indebtedness) and the portion of rental expense on leases deemed to be the equivalent of interest.

(2)                                     Includes interest costs attributable to borrowings for hedged inventory purchases of $6 million, $12 million, $30 million, $12 million and $20 million for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.

(3)                                     Ratios may not recalculate due to rounding.